

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 14, 2009

Mr. Bruce L. Hartman
Chief Financial Officer
Yankee Holding Corp.
16 Yankee Candle Way
South Deerfield, MA 01373

RE: **Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007**
           Forms 10-Q for the periods ended March 29, 2008, June 28, 2008 and
           September 27, 2008
           File No. 333-141699-05

Dear Mr. Hartman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

                                Sincerely,

                                John Hartz
                                Senior Assistant Chief Accountant